

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

David Williams
Chief Executive Officer
Arqit Quantum Inc.
1st Floor, 3 More London Riverside
London SE1 2RE, United Kingdom

**Re: Arqit Quantum Inc.
Amendment No. 2 to Registration Statement on Form F-4
Filed July 26, 2021**

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Beneficial Ownership of Securities, page 219

1.   Please indicate whether each of D2BW Limited and The Evolution Technology Fund II, SCSp. is directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. If so, briefly describe the nature of such control, including the amount and proportion of capital held giving a right to vote.

David Williams
Arqit Quantum Inc.
July 27, 2021
Page 2

   You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Monica Holden